SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 1

AMBEV REPORTS 2016 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

São Paulo, March 2, 2017 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the 2016 fourth quarter and full year 2016. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our financial information for the twelve-month period ended December 31, 2016 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: Top line was flattish in the quarter (+0.4%), as solid growth in CAC (+8.9%) and LAS (+19.3%) was impacted by a decline in Brazil (-9.7%) and Canada (-0.5%). Volumes were down 5.6% while net revenue per hectoliter (NR/hl) was up by 6.3%. In the full year, top line increased 1.9%, as Brazil’s top line decline (-5.2%) was more than offset by solid performance in (i) CAC (+14.0%), as our business in the region continued to grow; (ii) LAS (+15.8%), due to a strong NR/hl performance partially offset by volumes decline in Argentina; and (iii) Canada (+0.7%). On a consolidated basis, volumes declined 5.8% mainly explained by Brazil and Argentina, where the challenging macroeconomic scenario continued to put pressure on consumers, while NR/hl was up by a solid 8.3%, due to our revenue management initiatives.

Cost of Goods Sold (COGS): Our COGS increased 6.8% in the quarter, while on a per hectoliter basis COGS was up by 13.1%. In the full year, COGS and COGS/hl increased 6.5% and 13.1%, respectively, mainly driven by Brazil.

Selling, General & Administrative (SG&A) expenses: SG&A (excluding depreciation and amortization) was up by 7.5% in the quarter and 7.6% in the full year, mainly explained by higher sales and marketing expenses, as we continued to invest in our brands, partially offset by efficiency gains in administrative expenses across all our operations.

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA was R$ 6,015 million (-12.1%) in the quarter with gross margin and EBITDA margin compression of 210bps and 650bps, respectively. In the full year, EBITDA was R$ 19,483 million (-6.9%) with gross margin contracting 150bps and EBITDA margin contracting 410bps, driven by Brazil (-820bps) and Canada (-50bps) partially offset by CAC (+220bps) and LAS (+180bps).

Net Profit, Normalized Net Profit and EPS: Net Profit reached R$ 4,834 million in the quarter, 13.5% above 4Q15, while on a normalized basis Net Profit declined 15.9% to R$ 3,656 million. In the full year, Net Profit was up 1.6% to R$ 13,083 million, while adjusted by exceptional items, Net Profit was down 9.7% to R$ 11,949 million, as EBITDA decline and higher net finance results due to the cost of carry of our hedges and non cash accretion expenses related to our investment in the Dominican Republic were partially offset by a lower effective tax rate. EPS was R$ 0.80 and Normalized EPS was R$ 0.75 in the full year.

Operating Cash Generation and CAPEX: Cash generated from operations reached R$ 7,920 million in the quarter while R$ 17,702 million in the full year. CAPEX totaled R$ 4,133 million, with CAPEX Brazil declining 35% year over year (R$ 1,969 million), in line with our guidance.

Pay-out and Financial discipline: During 2016, we returned R$ 10,046 million to equity holders in dividends and interest on capital. As of December 31st, 2016, our net cash position was R$ 2,763 million. This figure does not include the dividend payment of R$ 0.07 per share (approximately R$ 1.1 billion) announced on December 22nd, 2016, made as of February 23rd, 2017.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2015 (4Q15) or full year 2015 (FY15). Values in this release may not add up due to rounding.

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 2

Financial highlights - Ambev consolidated			% As	%			% As	%
R$ million	4Q15	4Q16	Reported	Organic	FY15	FY16	Reported	Organic
Total volumes	47,948.9	45,358.4	-5.4%	-5.6%	169,078.2	159,821.6	-5.5%	-5.8%
Net sales	15,296.2	13,177.5	-13.9%	0.4%	46,720.1	45,602.6	-2.4%	1.9%
Gross profit	10,367.2	8,569.9	-17.3%	-2.7%	30,658.8	28,924.6	-5.7%	-0.5%
Gross margin	67.8%	65.0%	-280 bps	-210 bps	65.6%	63.4%	-220 bps	-150 bps
Normalized EBITDA	8,021.4	6,014.7	-25.0%	-12.1%	22,209.7	19,483.1	-12.3%	-6.9%
Normalized EBITDA margin	52.4%	45.6%	-680 bps	-650 bps	47.5%	42.7%	-480 bps	-410 bps
Profit	4,258.5	4,833.7	13.5%		12,879.1	13,083.4	1.6%
Normalized profit	4,349.3	3,655.8	-15.9%		13,236.3	11,949.1	-9.7%
EPS (R$/shares)	0.26	0.30	12.4%		0.79	0.80	1.0%
Normalized EPS	0.27	0.25	-8.0%		0.81	0.75	-7.5%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Management Comments

2016 proved to be one of the most challenging years of our history. The solid growth in our international operations was impacted by Brazil’s weak performance, resulting in a 6.9% decline of our consolidated EBITDA.

In Brasil, our results were mainly impacted by (i) state taxes increase, putting additional pressure on top line, (ii) political and economic uncertainties with unemployment rates among the highest recorded in years, deteriorating disposable income and leading to industry decline, and (iii) COGS impacted by the FX.

We acknowledge that Brazil’s long term development involves unavoidable periods of volatility and that Brazilians are facing a very tough environment, but we measure our performance based on absolute values and we are not pleased with our 2016 results.

On the other hand, the drivers that support our long term model have not changed: (i) demographics, (ii) reduction of regional disparities, and (iii) consumer’s continuous demand for innovative products and strong brands. Based on that, we continue to work on the evolution of our commercial platforms:

•         Elevate the Core

o    We are implementing a visual brand identity renovation, through the launching of new VBIs for Skol and Brahma, differentiating and reinforcing even more the brand’s attributes. We are also improving our primary and secondary packaging, enhancing the brand’s quality perception.

o    Tests with consumers have shown that Skol’s new visual brand identity has improved significantly its attributes of quality, drinkability and modernity and it has also increased consumer’s interest in the brand purchase.

•         Accelerate Premium

o    Led by Budweiser that increased double digits for the fifth consecutive year (over 20% in 2016), premium continued to grow, reaching more than 10% of our beer volumes.

o    Budweiser consolidated its position as the leading brand in the premium segment and the brand’s preference and attributes, such as authenticity, heritage and quality, continued to trend up.

•         Near Beer

o    The Beats family continued to grow double digits in 2016. We have launched Secret, with its red bottle that, together with Senses and Spirit, represent more than 1% of our beer volume in Brazil.

o    With massive presence in key selling moments and strong activation during Carnival, the cool Beats family also enhances the equity of the Skol mother brand.

•         In Home

o    One of our biggest initiatives in 2016 was the 300ml returnable glass bottles, that were boosted by our national campaign “Mini, everything that is good returns!”. Having an affordable proposition, they represented 23% of beer volumes in the supermarkets in 2016, driving affordability to our consumers.

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 3

•         Out of Home

o      We continued to boost the out of home occasion through new liquids, new packaging and trade marketing programs.

o      We are stepping up our route to market initiatives to assure a great service level everywhere, building a strong platform and making our brands even more available in the POCs, with the best in class execution.

In CSD & NANC Brazil, while the industry came under significant pressure due to the difficult consumer environment, Lipton, Gatorade and Fusion volumes continued to grow, with Fusion becoming the second largest brand in the energy drinks segment in Brazil.

In Central America and the Caribbean (CAC), we had another year of double digits top line growth and EBITDA margin expansion. In Latin America South (LAS), our revenue management strategy and cost discipline in Argentina played once again an important role to tackle the adverse scenario in the country that, coupled with a solid volume performance in the other key operations in the region such as Bolivia, Chile and Paraguay, led to strong EBITDA growth. And in Canada, our top line and EBITDA benefited from our strategic acquisitions in the year.

Looking at our divisional performance highlights:

•         Brazil. Our top line in Brazil was down 9.7% in the quarter while EBITDA declined 30.8% to R$ 3,598 million with a 1430bps margin compression. In the full year, top line was down 5.2%, as volume decline of 6.5% was partially offset by a NR/hl increase of 1.3%. EBITDA was down 19.7% to R$ 11,321 million, with an 820bps margin compression.

o      In Beer Brazil, net revenue was down 11.5% in the quarter and 5.7% in the full year. Our market share according to Nielsen was 66.3% in the full year.

▪  Volumes were down 7.3% in the quarter and 6.6% in the full year, mainly driven by the adverse macroeconomic environment that led to a strong retraction in domestic consumption.

▪  NR/hl in beer was down 4.6% in the quarter due to a hard comparable in 4Q15 while, on a sequential basis, it was up 17.3% driven by our revenue management initiatives implemented during the quarter. In the full year, NR/hl was up 1.1% mainly impacted by taxes increase. In addition, as part of our revenue management strategy, we used our full portfolio of packs and brands to achieve more attractive consumer prices, including the 300ml returnable glass bottles that accounted for 23% of our volumes in supermarkets in 2016.

o      In CSD & NANC Brazil, top line was up 1.7% in the quarter and down 2.7% in the full year. Volumes were down 6.7% in the quarter and 6.0% in the full year, in line with the CSD industry decline of mid single digit, as consumers continued to reduce CSD consumption trading down to water or low cost powder juices. NR/hl in CSD & NANC was up 9.0% in the quarter and 3.5% in the full year, driven by our revenue management initiatives. Our market share according to Nielsen was 18.8% in 2016.

o      Brazil cash COGS/hl and cash COGS increased in the quarter 20.0% and 11.5%, respectively. In the full year, cash COGS/hl was up 15.4% while cash COGS increased by 7.9%, in line with our guidance of mid to high single digit growth, driven by FX impacts partially offset by the benefit of RGBs coupled with the continuous evolution of our cost initiatives.

o      Brazil cash SG&A was up 2.2% in the quarter driven by higher distribution and administrative expenses partly offset by sales and marketing expenses. In the full year, cash SG&A was up 3.5% while, below inflation, in the upper limit of our guidance, due to (i) mid single digit logistics costs increase; (ii) decrease of administrative costs by low double digits and; (iii) high single digit increase in sales and marketing expenses, as we continued to invest behind our brands.

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 4

•         Central America and the Caribbean (CAC). EBITDA in the region reached R$ 398 million (+25.4%) in the quarter, driven by a net revenue growth of 8.9% with an EBITDA margin expansion of 510bps, to 38.5%. In the full year, top line was up 14.0% coupled with an EBITDA margin expansion of 220bps to 37.3%, leading to an EBITDA of R$ 1,484 million (+21.3%).

o      We had another year of robust top line growth in the region, with a great balance between volumes and revenue management. While flattish in the quarter (+0.3%), volumes increased 6.2% in the full year mainly driven by (i) Dominican Republic, where we were able to significantly increase the beer category, reaching our all time high share of throat, and (ii) Guatemala, where we had another year of market share gains with a strong performance of our Mexican brands, led by Corona that grew double digits in the year.

•         Latin America South (LAS). EBITDA in the region reached R$ 1,528 million (+27.6%) in 4Q16 with top line increasing 19.3%. In the full year top line was up 15.8% and EBITDA grew 20.6% with an EBITDA margin expansion of 180bps to 44.1%.

o      Volumes were down 2.8% in the quarter and 8.3% in the full year, as the decline of the Argentinean industry, still impacted by the adverse macroeconomic environment in the country, was partially offset by strong performance in (i) Bolivia, driven by 710ml returnable glass bottles launch of Paceña and route to market improvement; (ii) Paraguay, with the successful roll out of the 340ml returnable glass bottle and the premium growth, led by Corona and Bud66; and (iii) Chile, with strong performance of our Global Brands in the country.

•         Canada. In 4Q16, EBITDA in Canada reached R$ 491 million (+3.2%), as our top line performance (-0.5% organically; +3.0% in local currency, including the result of recent acquisitions of craft and near beer brands) was offset by our cost discipline driving EBITDA margin expansion of 140bps. In the full year, our top line was up 0.7% and EBITDA declined 0.8% organically, mainly impacted by higher sales and marketing investment. When included our recent acquisitions, top line and EBITDA increased in local currency 8.3% and 3.0%, respectively.

o    We continued our momentum of top line growth in Canada. Our reported volumes grew 5.7% in the full year mainly driven by the benefit of our strategic acquisitions in the fast growing craft, ready-to-drink and cider categories, helping us to achieve the highest market share figure in 17 years. On a like for like basis, volumes were down 1.2%, impacted by unfavorable weather, partially offset by strong performance from (i) Bud Light in the premium segment as the fastest growing brand in Canada in 2016; and (ii) Stella Artois in the high-end, reaching its highest share ever in 4Q16.

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 5

Outlook

We believe 2016 was a bridge year as 2017 is widely expected to be an year in which the main macro headwinds will dissipate, as: (i) inflation continues to decelerate; (ii) GDP is estimated to be flattish, after two consecutive years of decline; (iii) unemployment, while still increasing, is expected to revert the trend in the second semester, and (iv) as a consequence, disposable income is likely to resume growth towards the end of the year.

In this environment, we are cautiously optimistic for the Brazilian beer industry in 2017, especially for the second half of the year. Our commitment is long term in nature and we are confident on our ability to gain market share and resume our top line and EBITDA growth, supported by the structural investments made in recent years and by the strengths of our brands.

Along with that, we expect Cash COGS/hl in Brazil to positively evolve over 2017, increasing (i) double digits in the first half, and (ii) low single digits to flattish in the second half, mainly explained by the impact of the devaluation of the Brazilian Real during the first half of 2016 (our average implied foreign exchange hedge rate for 2017 is 3.59 BRL/USD, which compares to 3.24 BRL/USD in 2016).

Across other geographies, in Central America and the Caribbean (CAC), we expect another year of solid top line and EBITDA performance, also supported by our new operations in Panama. In LAS, we remain confident on our ability to continue to grow our business, despite the inherent volatility of the region. Finally, in Canada we will continue pursuing a healthy top line growth with high profitability, leveraging the recent acquisitions we made in craft and near-beer.

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 6

Ambev Consolidated Income Statement

Consolidated income statement	4Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q16	Reported	Organic
Net revenue	15,296.2	44.1	(2,217.9)	55.1	13,177.5	-13.9%	0.4%
Cost of goods sold (COGS)	(4,929.0)	(30.4)	688.5	(336.8)	(4,607.6)	-6.5%	6.8%
Gross profit	10,367.2	13.7	(1,529.4)	(281.7)	8,569.9	-17.3%	-2.7%
Selling, general and administrative (SG&A)	(3,931.3)	(18.3)	633.4	(313.9)	(3,630.0)	-7.7%	7.9%
Other operating income	700.8	0.2	8.4	(551.5)	157.9	-77.5%	-78.7%
Normalized operating income (normalized EBIT)	7,136.7	(4.3)	(887.5)	(1,147.0)	5,097.8	-28.6%	-16.1%
Exceptional items above EBIT	(90.8)		9.8	1,259.0	1,177.9	nm	nm
Net finance results	(1,106.9)				(908.2)	-18.0%
Share of results of associates	(1.6)				(3.4)	111.8%
Income tax expense	(1,678.8)				(530.3)	-68.4%
Profit	4,258.5				4,833.7	13.5%
Attributable to Ambev holders	4,153.7				4,672.4	12.5%
Attributable to non-controlling interests	104.8				161.4	54.0%
Normalized profit	4,349.3				3,655.8	-15.9%
Attributable to Ambev holders	4,244.5				3,494.5	-17.7%

Normalized EBITDA	8,021.4	0.1	(1,035.3)	(971.6)	6,014.7	-25.0%	-12.1%

Consolidated income statement	FY15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY16	Reported	Organic
Net revenue	46,720.1	455.4	(2,482.0)	909.0	45,602.6	-2.4%	1.9%
Cost of goods sold (COGS)	(16,061.4)	(220.4)	660.7	(1,056.8)	(16,678.0)	3.8%	6.5%
Gross profit	30,658.8	235.0	(1,821.4)	(147.8)	28,924.6	-5.7%	-0.5%
Selling, general and administrative (SG&A)	(13,459.1)	(172.3)	725.4	(1,270.6)	(14,176.6)	5.3%	9.3%
Other operating income	1,936.0	2.2	21.0	(736.2)	1,223.0	-36.8%	-38.0%
Normalized operating income (normalized EBIT)	19,135.7	64.8	(1,074.9)	(2,154.6)	15,971.0	-16.5%	-11.2%
Exceptional items above EBIT	(357.2)		11.6	1,479.9	1,134.3	nm	nm
Net finance results	(2,268.2)				(3,702.0)	63.2%
Share of results of associates	3.1				(5.0)	nm
Income tax expense	(3,634.2)				(315.0)	-91.3%
Profit	12,879.1				13,083.4	1.6%
Attributable to Ambev holders	12,423.8				12,546.6	1.0%
Attributable to non-controlling interests	455.4				536.8	17.9%
Normalized profit	13,236.3				11,949.1	-9.7%
Attributable to Ambev holders	12,780.9				11,412.3	-10.7%

Normalized EBITDA	22,209.7	81.4	(1,264.8)	(1,543.3)	19,483.1	-12.3%	-6.9%

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 7

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 8

Ambev Consolidated

We delivered during the quarter R$ 13,177.5 million of Net Revenue (+0.4%) and R$ 6,014.7 million of EBITDA (-12.1%). In the full year, Net Revenue was up 1.9% to R$ 45,602.6 million while EBITDA decreased 6.9% to R$ 19,483.1 million.

Ambev results	4Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q16	Reported	Organic
Volume ('000 hl)	47,948.9	93.4		(2,683.9)	45,358.4	-5.4%	-5.6%
Net revenue	15,296.2	44.1	(2,217.9)	55.1	13,177.5	-13.9%	0.4%
Net revenue/hl	319.0	0.3	(48.9)	20.1	290.5	-8.9%	6.3%
COGS	(4,929.0)	(30.4)	688.5	(336.8)	(4,607.6)	-6.5%	6.8%
COGS/hl	(102.8)	(0.4)	15.2	(13.5)	(101.6)	-1.2%	13.1%
COGS excl. deprec.&amort.	(4,359.6)	(26.2)	597.8	(201.4)	(3,989.5)	-8.5%	4.6%
COGS/hl excl. deprec. &amort	(90.9)	(0.4)	13.2	(9.8)	(88.0)	-3.3%	10.8%
Gross profit	10,367.2	13.7	(1,529.4)	(281.7)	8,569.9	-17.3%	-2.7%
Gross margin	67.8%				65.0%	-280 bps	-210 bps
SG&A excl. deprec.&amort.	(3,615.9)	(17.9)	576.4	(273.8)	(3,331.3)	-7.9%	7.5%
SG&A deprec.&amort.	(315.4)	(0.3)	57.0	(40.1)	(298.8)	-5.3%	12.7%
SG&A total	(3,931.3)	(18.3)	633.4	(313.9)	(3,630.0)	-7.7%	7.9%
Other operating income	700.8	0.2	8.4	(551.5)	157.9	-77.5%	-78.7%
Normalized EBIT	7,136.7	(4.3)	(887.5)	(1,147.0)	5,097.8	-28.6%	-16.1%
Normalized EBIT margin	46.7%				38.7%	-800 bps	-770 bps
Normalized EBITDA	8,021.4	0.1	(1,035.3)	(971.6)	6,014.7	-25.0%	-12.1%
Normalized EBITDA margin	52.4%				45.6%	-680 bps	-650 bps

Ambev results	FY15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY16	Reported	Organic
Volume ('000 hl)	169,078.2	668.3	-	(9,924.9)	159,821.6	-5.5%	-5.8%
Net revenue	46,720.1	455.4	(2,482.0)	909.0	45,602.6	-2.4%	1.9%
Net revenue/hl	276.3	1.6	(15.5)	22.9	285.3	3.3%	8.3%
COGS	(16,061.4)	(220.4)	660.7	(1,056.8)	(16,678.0)	3.8%	6.5%
COGS/hl	(95.0)	(0.9)	4.1	(12.6)	(104.4)	9.9%	13.1%
COGS excl. deprec.&amort.	(14,007.2)	(209.4)	564.1	(755.0)	(14,407.6)	2.9%	5.3%
COGS/hl excl. deprec. &amort	(82.8)	(0.9)	3.5	(9.9)	(90.1)	8.8%	11.9%
Gross profit	30,658.8	235.0	(1,821.4)	(147.8)	28,924.6	-5.7%	-0.5%
Gross margin	65.6%				63.4%	-220 bps	-150 bps
SG&A excl. deprec.&amort.	(12,439.2)	(166.7)	632.1	(961.0)	(12,934.9)	4.0%	7.6%
SG&A deprec.&amort.	(1,019.9)	(5.6)	93.3	(309.5)	(1,241.7)	21.7%	30.2%
SG&A total	(13,459.1)	(172.3)	725.4	(1,270.6)	(14,176.6)	5.3%	9.3%
Other operating income	1,936.0	2.2	21.0	(736.2)	1,223.0	-36.8%	-38.0%
Normalized EBIT	19,135.7	64.8	(1,074.9)	(2,154.6)	15,971.0	-16.5%	-11.2%
Normalized EBIT margin	41.0%				35.0%	-600 bps	-530 bps
Normalized EBITDA	22,209.7	81.4	(1,264.8)	(1,543.3)	19,483.1	-12.3%	-6.9%
Normalized EBITDA margin	47.5%				42.7%	-480 bps	-410 bps

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 9

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and Central America and the Caribbean (CAC) operations. LAN EBITDA totaled R$ 3,996.1 million in the quarter (-26.9%) and R$ 12,805.0 million in the full year (-16.6%).

LAN results	4Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q16	Reported	Organic
Volume ('000 hl)	35,302.9			(2,326.9)	32,976.0	-6.6%	-6.6%
Net revenue	9,608.2		(213.7)	(716.9)	8,677.7	-9.7%	-7.5%
Net revenue/hl	272.2		(6.5)	(2.5)	263.2	-3.3%	-0.9%
COGS	(2,905.9)		94.6	(291.6)	(3,102.8)	6.8%	10.0%
COGS/hl	(82.3)		2.9	(14.7)	(94.1)	14.3%	17.8%
COGS excl. deprec.&amort.	(2,506.5)		82.1	(240.3)	(2,664.6)	6.3%	9.6%
COGS/hl excl. deprec. &amort	(71.0)		2.5	(12.3)	(80.8)	13.8%	17.3%
Gross profit	6,702.3		(119.1)	(1,008.4)	5,574.8	-16.8%	-15.0%
Gross margin	69.8%				64.2%	-560 bps	-580 bps
SG&A excl. deprec.&amort.	(2,185.3)		50.9	(47.9)	(2,182.4)	-0.1%	2.2%
SG&A deprec.&amort.	(221.5)		5.1	(5.6)	(222.0)	0.2%	2.5%
SG&A total	(2,406.8)		56.0	(53.6)	(2,404.4)	-0.1%	2.2%
Other operating income	663.9		(0.2)	(498.3)	165.5	-75.1%	-75.1%
Normalized EBIT	4,959.4		(63.3)	(1,560.2)	3,335.9	-32.7%	-31.5%
Normalized EBIT margin	51.6%				38.4%	-1320 bps	-1340 bps
Normalized EBITDA	5,580.3		(80.9)	(1,503.3)	3,996.1	-28.4%	-26.9%
Normalized EBITDA margin	58.1%				46.1%	-1200 bps	-1220 bps

LAN results	FY15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY16	Reported	Organic
Volume ('000 hl)	123,463.5			(6,830.8)	116,632.7	-5.5%	-5.5%
Net revenue	29,654.9		176.9	(904.0)	28,927.8	-2.5%	-3.0%
Net revenue/hl	240.2		1.5	6.3	248.0	3.3%	2.6%
COGS	(9,921.3)		(85.0)	(864.1)	(10,870.4)	9.6%	8.7%
COGS/hl	(80.4)		(0.7)	(12.1)	(93.2)	16.0%	15.1%
COGS excl. deprec.&amort.	(8,392.5)		(74.9)	(719.2)	(9,186.7)	9.5%	8.6%
COGS/hl excl. deprec. &amort	(68.0)		(0.6)	(10.1)	(78.8)	15.9%	14.9%
Gross profit	19,733.6		91.8	(1,768.1)	18,057.3	-8.5%	-9.0%
Gross margin	66.5%				62.4%	-410 bps	-400 bps
SG&A excl. deprec.&amort.	(7,859.3)		(42.5)	(318.1)	(8,219.8)	4.6%	4.0%
SG&A deprec.&amort.	(714.1)		(4.3)	(184.6)	(902.9)	26.4%	25.9%
SG&A total	(8,573.4)		(46.7)	(502.7)	(9,122.8)	6.4%	5.9%
Other operating income	1,871.5		0.1	(587.9)	1,283.7	-31.4%	-31.4%
Normalized EBIT	13,031.8		45.2	(2,858.7)	10,218.2	-21.6%	-21.9%
Normalized EBIT margin	43.9%				35.3%	-860 bps	-850 bps
Normalized EBITDA	15,274.6		59.5	(2,529.2)	12,805.0	-16.2%	-16.6%
Normalized EBITDA margin	51.5%				44.3%	-720 bps	-720 bps

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 10

Ambev Brazil

We delivered R$ 3,597.9 million (-30.8%) of EBITDA in Brazil in the quarter, with an EBITDA margin of 47.1% (-1430bps yoy). Net revenue was down 9.7% in 4Q16, with a volume decline of 7.1% and a NR/hl decrease of 2.7%. Cash COGS was up 11.5% mainly driven by a 20.0% increase in cash COGS/hl, as our hedges were still impacted by the severe devaluation of the BRL in the second half of 2015. SG&A (excluding depreciation and amortization) expenses were up 2.2% in the quarter.

In the full year, EBITDA was R$ 11,321.2 million (-19.7%), with an EBITDA margin of 45.4% (-820bps). Top line was down 5.2% and NR/hl was up 1.3%. Cash COGS was up 7.9%, in line with our guidance of mid to high single digit growth; and cash SG&A was up 3.5% while, below inflation, in the upper limit of our guidance.

Ambev Brazil results	4Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q16	Reported	Organic
Volume ('000 hl)	32,677.6			(2,334.1)	30,343.5	-7.1%	-7.1%
Net revenue	8,460.8			(818.4)	7,642.4	-9.7%	-9.7%
Net revenue/hl	258.9			(7.1)	251.9	-2.7%	-2.7%
COGS	(2,380.8)			(251.7)	(2,632.4)	10.6%	10.6%
COGS/hl	(72.9)			(13.9)	(86.8)	19.1%	19.1%
COGS excl. deprec.&amort.	(2,027.5)			(232.4)	(2,259.8)	11.5%	11.5%
COGS/hl excl. deprec. &amort	(62.0)			(12.4)	(74.5)	20.0%	20.0%
Gross profit	6,080.0			(1,070.1)	5,009.9	-17.6%	-17.6%
Gross margin	71.9%				65.6%	-630 bps	-630 bps
SG&A excl. deprec.&amort.	(1,902.9)			(41.6)	(1,944.6)	2.2%	2.2%
SG&A deprec.&amort.	(178.0)			(15.3)	(193.4)	8.6%	8.6%
SG&A total	(2,080.9)			(57.0)	(2,137.9)	2.7%	2.7%
Other operating income	667.8			(508.0)	159.9	-76.1%	-76.1%
Normalized EBIT	4,666.9			(1,635.1)	3,031.9	-35.0%	-35.0%
Normalized EBIT margin	55.2%				39.7%	-1550 bps	-1550 bps
Normalized EBITDA	5,198.3			(1,600.4)	3,597.9	-30.8%	-30.8%
Normalized EBITDA margin	61.4%				47.1%	-1430 bps	-1430 bps

Ambev Brazil results	FY15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY16	Reported	Organic
Volume ('000 hl)	114,354.1			(7,392.7)	106,961.4	-6.5%	-6.5%
Net revenue	26,326.2			(1,371.5)	24,954.6	-5.2%	-5.2%
Net revenue/hl	230.2			3.1	233.3	1.3%	1.3%
COGS	(8,358.3)			(713.5)	(9,071.8)	8.5%	8.5%
COGS/hl	(73.1)			(11.7)	(84.8)	16.0%	16.0%
COGS excl. deprec.&amort.	(7,065.2)			(561.0)	(7,626.2)	7.9%	7.9%
COGS/hl excl. deprec. &amort	(61.8)			(9.5)	(71.3)	15.4%	15.4%
Gross profit	17,967.9			(2,085.1)	15,882.8	-11.6%	-11.6%
Gross margin	68.3%				63.6%	-470 bps	-470 bps
SG&A excl. deprec.&amort.	(7,031.8)			(249.5)	(7,281.3)	3.5%	3.5%
SG&A deprec.&amort.	(635.8)			(167.4)	(803.1)	26.3%	26.3%
SG&A total	(7,667.6)			(416.9)	(8,084.5)	5.4%	5.4%
Other operating income	1,871.6			(597.5)	1,274.1	-31.9%	-31.9%
Normalized EBIT	12,171.9			(3,099.5)	9,072.4	-25.5%	-25.5%
Normalized EBIT margin	46.2%				36.4%	-980 bps	-980 bps
Normalized EBITDA	14,100.7			(2,779.6)	11,321.2	-19.7%	-19.7%
Normalized EBITDA margin	53.6%				45.4%	-820 bps	-820 bps

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 11

Beer Brazil

In 4Q16, Beer Brazil (i) EBITDA was R$ 2,972.3 million (-32.6%), with an EBITDA margin compression of 1450bps to 46.2%; (ii) volumes declined 7.3%; (iii) net revenue was down 11.5% and NR/hl was down 4.6%, due to a hard comparable in 4Q15 while, on a sequential basis, it was up 17.3% driven by our revenue management initiatives implemented during the quarter; (iv) cash COGS/hl increased by 19.4%; and (v) cash SG&A declined 1.6% due to phasing of sales & marketing expenses, that were more concentrated in the previous quarters due to Rio 2016 Olympic Games and lower administrative expenses, partially offset by higher distribution expenses.

In the full year, Beer Brazil (i) EBITDA was R$ 9,618.6 million (-20,1%), with an EBITDA margin compression of 820bps to 45.4%; (ii) volumes declined 6.6%, as the adverse macroeconomic environment led to a strong retraction in domestic consumption; (iii) net revenue was down 5.7% and NR/hl was up 1.1%, mainly impacted by taxes increase, along with the use of our full portfolio of packs and brands to achieve more attractive consumer prices, as part of our revenue management strategy; (iv) cash COGS/hl increased by 16.0%, due to FX impact; and (v) cash SG&A increased 1.6%.

Beer Brazil results	4Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q16	Reported	Organic
Volume ('000 hl)	24,380.0			(1,775.0)	22,605.0	-7.3%	-7.3%
Net revenue	7,265.8			(838.6)	6,427.1	-11.5%	-11.5%
Net revenue/hl	298.0			(13.7)	284.3	-4.6%	-4.6%
COGS	(1,953.3)			(191.2)	(2,144.5)	9.8%	9.8%
COGS/hl	(80.1)			(14.7)	(94.9)	18.4%	18.4%
COGS excl. deprec.&amort.	(1,649.2)			(176.8)	(1,826.0)	10.7%	10.7%
COGS/hl excl. deprec. &amort	(67.6)			(13.1)	(80.8)	19.4%	19.4%
Gross profit	5,312.5			(1,029.8)	4,282.7	-19.4%	-19.4%
Gross margin	73.1%				66.6%	-650 bps	-650 bps
SG&A excl. deprec.&amort.	(1,738.7)			27.9	(1,710.8)	-1.6%	-1.6%
SG&A deprec.&amort.	(134.5)			(31.5)	(166.0)	23.4%	23.4%
SG&A total	(1,873.2)			(3.6)	(1,876.8)	0.2%	0.2%
Other operating income	533.8			(451.9)	81.9	-84.7%	-84.7%
Normalized EBIT	3,973.0			(1,485.3)	2,487.8	-37.4%	-37.4%
Normalized EBIT margin	54.7%				38.7%	-1600 bps	-1600 bps
Normalized EBITDA	4,411.7			(1,439.5)	2,972.3	-32.6%	-32.6%
Normalized EBITDA margin	60.7%				46.2%	-1450 bps	-1450 bps

Beer Brazil results	FY15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY16	Reported	Organic
Volume ('000 hl)	85,330.9			(5,660.7)	79,670.1	-6.6%	-6.6%
Net revenue	22,441.3			(1,268.2)	21,173.1	-5.7%	-5.7%
Net revenue/hl	263.0			2.8	265.8	1.1%	1.1%
COGS	(6,757.6)			(582.3)	(7,339.9)	8.6%	8.6%
COGS/hl	(79.2)			(12.9)	(92.1)	16.3%	16.3%
COGS excl. deprec.&amort.	(5,641.2)			(468.5)	(6,109.8)	8.3%	8.3%
COGS/hl excl. deprec. &amort	(66.1)			(10.6)	(76.7)	16.0%	16.0%
Gross profit	15,683.7			(1,850.5)	13,833.2	-11.8%	-11.8%
Gross margin	69.9%				65.3%	-460 bps	-460 bps
SG&A excl. deprec.&amort.	(6,312.4)			(102.2)	(6,414.6)	1.6%	1.6%
SG&A deprec.&amort.	(474.4)			(206.9)	(681.3)	43.6%	43.6%
SG&A total	(6,786.8)			(309.1)	(7,095.9)	4.6%	4.6%
Other operating income	1,551.2			(581.4)	969.8	-37.5%	-37.5%
Normalized EBIT	10,448.1			(2,741.0)	7,707.1	-26.2%	-26.2%
Normalized EBIT margin	46.6%				36.4%	-1020 bps	-1020 bps
Normalized EBITDA	12,038.9			(2,420.4)	9,618.6	-20.1%	-20.1%
Normalized EBITDA margin	53.6%				45.4%	-820 bps	-820 bps

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 12

CSD & NANC Brazil

In the quarter, Brazil CSD & NANC (i) EBITDA was R$ 625.6 million (-20.5%) with an EBITDA margin of 51.5% (-1430bps); (ii) volumes declined 6.7%; (iii) net revenue and NR/hl  increased 1.7% and 9.0%, respectively; (iv) cash COGS/hl was up 23.0%; and (v) cash SG&A spending increased 42.4%, mainly explained by higher sales and marketing expenses and revision of our logistics and administrative cost allocation to better reflect the CSD & NANC operations in our business in Brazil.

In the full year, Brazil CSD & NANC (i) EBITDA was R$ 1,702.6 million (-17.4%) with an EBITDA margin of 45.0% (-810bps); (ii) volumes declined 6.0%, in line with the CSD industry decline of mid single digit; (iii) net revenue was down 2.7% mainly due to negative volumes, as consumers continued to trade down CSD consumption to water or low cost powder juices, while NR/hl  increased 3.5%, due to our revenue management initiatives; (iv) cash COGS/hl was up 13.3% as our FX hedges were impacted by the BRL devaluation of the 2nd half of 2015; and (v) cash SG&A spending increased 20.5%, due to the revision of our cost allocation as mentioned for the quarter.

CSD&Nanc Brazil results	4Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q16	Reported	Organic
Volume ('000 hl)	8,297.6			(559.1)	7,738.5	-6.7%	-6.7%
Net revenue	1,195.1			20.2	1,215.3	1.7%	1.7%
Net revenue/hl	144.0			13.0	157.0	9.0%	9.0%
COGS	(427.5)			(60.5)	(488.0)	14.2%	14.2%
COGS/hl	(51.5)			(11.5)	(63.1)	22.4%	22.4%
COGS excl. deprec.&amort.	(378.3)			(55.5)	(433.8)	14.7%	14.7%
COGS/hl excl. deprec. &amort	(45.6)			(10.5)	(56.1)	23.0%	23.0%
Gross profit	767.6			(40.3)	727.3	-5.3%	-5.3%
Gross margin	64.2%				59.8%	-440 bps	-440 bps
SG&A excl. deprec.&amort.	(164.2)			(69.6)	(233.8)	42.4%	42.4%
SG&A deprec.&amort.	(43.5)			16.1	(27.3)	-37.1%	-37.1%
SG&A total	(207.7)			(53.4)	(261.1)	25.7%	25.7%
Other operating income	134.0			(56.1)	78.0	-41.8%	-41.8%
Normalized EBIT	693.9			(149.8)	544.1	-21.6%	-21.6%
Normalized EBIT margin	58.1%				44.8%	-1330 bps	-1330 bps
Normalized EBITDA	786.5			(161.0)	625.6	-20.5%	-20.5%
Normalized EBITDA margin	65.8%				51.5%	-1430 bps	-1430 bps

CSD&Nanc Brazil results	FY15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY16	Reported	Organic
Volume ('000 hl)	29,023.3			(1,732.0)	27,291.3	-6.0%	-6.0%
Net revenue	3,884.8			(103.3)	3,781.5	-2.7%	-2.7%
Net revenue/hl	133.9			4.7	138.6	3.5%	3.5%
COGS	(1,600.7)			(131.2)	(1,731.9)	8.2%	8.2%
COGS/hl	(55.2)			(8.3)	(63.5)	15.1%	15.1%
COGS excl. deprec.&amort.	(1,424.0)			(92.5)	(1,516.5)	6.5%	6.5%
COGS/hl excl. deprec. &amort	(49.1)			(6.5)	(55.6)	13.3%	13.3%
Gross profit	2,284.1			(234.6)	2,049.6	-10.3%	-10.3%
Gross margin	58.8%				54.2%	-460 bps	-460 bps
SG&A excl. deprec.&amort.	(719.4)			(147.4)	(866.8)	20.5%	20.5%
SG&A deprec.&amort.	(161.3)			39.5	(121.8)	-24.5%	-24.5%
SG&A total	(880.7)			(107.8)	(988.6)	12.2%	12.2%
Other operating income	320.4			(16.1)	304.3	-5.0%	-5.0%
Normalized EBIT	1,723.8			(358.5)	1,365.3	-20.8%	-20.8%
Normalized EBIT margin	44.4%				36.1%	-830 bps	-830 bps
Normalized EBITDA	2,061.8			(359.2)	1,702.6	-17.4%	-17.4%
Normalized EBITDA margin	53.1%				45.0%	-810 bps	-810 bps

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 13

Central America and the Caribbean (CAC)

Our operations in the Central America and the Caribbean delivered an EBITDA of R$ 398.2 million (+25.4%) in the quarter, with an EBITDA margin of 38.5% (+510 bps). Our top line increased by 8.9% in 4Q16, mainly explained by solid NR/hl increase of 8.6% coupled with flattish volumes (+0.3%). Cash COGS was up 1.6%, while cash SG&A increased by 2.2%, as we continue to benefit from our solid cost management discipline in the region.

In the full year, we delivered an EBITDA of R$ 1,483.8 million (+21.3%) in the region, with an EBITDA margin expansion of 220bps, to 37.3%. Our top line grew double digits for another year (+14.0%), with a great balance between volumes and revenue management. In Dominican Republic, we were able to significantly increase the beer category, reaching our all time high share of throat, while in Guatemala, we had another year of market share gains with a strong performance of our Mexican brands, led by Corona that grew double digits. Cash COGS increased by 11.9%, while cash SG&A increased by 8.3%, driving another year of EBITDA margin expansion in the region.

CAC results	4Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q16	Reported	Organic
Volume total ('000 hl)	2,625.3			7.2	2,632.5	0.3%	0.3%
Net revenue	1,147.4		(213.7)	101.6	1,035.3	-9.8%	8.9%
Net revenue/hl	437.1		(81.2)	37.4	393.3	-10.0%	8.6%
COGS	(525.1)		94.6	(39.9)	(470.4)	-10.4%	7.6%
COGS/hl	(200.0)		35.9	(14.6)	(178.7)	-10.7%	7.3%
COGS excl. deprec.&amort.	(479.0)		82.1	(7.9)	(404.8)	-15.5%	1.6%
COGS/hl excl. deprec. &amort	(182.5)		31.2	(2.5)	(153.8)	-15.7%	1.4%
Gross profit	622.3		(119.1)	61.7	564.9	-9.2%	9.9%
Gross margin	54.2%				54.6%	40 bps	60 bps
SG&A excl. deprec.&amort.	(282.4)		50.9	(6.3)	(237.8)	-15.8%	2.2%
SG&A deprec.&amort.	(43.5)		5.1	9.7	(28.7)	-34.1%	-22.4%
SG&A total	(325.9)		56.0	3.4	(266.5)	-18.2%	-1.1%
Other operating income/expenses	(4.0)		(0.2)	9.7	5.6	nm	nm
Normalized EBIT	292.4		(63.3)	74.8	304.0	4.0%	25.6%
Normalized EBIT margin	25.5%				29.4%	390 bps	390 bps
Normalized EBITDA	382.0		(80.9)	97.1	398.2	4.3%	25.4%
Normalized EBITDA margin	33.3%				38.5%	520 bps	510 bps

CAC results	FY15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY16	Reported	Organic
Volume total ('000 hl)	9,109.3			561.9	9,671.3	6.2%	6.2%
Net revenue	3,328.8		176.9	467.5	3,973.2	19.4%	14.0%
Net revenue/hl	365.4		18.3	27.1	410.8	12.4%	7.4%
COGS	(1,563.0)		(85.0)	(150.6)	(1,798.6)	15.1%	9.6%
COGS/hl	(171.6)		(8.8)	(5.6)	(186.0)	8.4%	3.3%
COGS excl. deprec.&amort.	(1,327.3)		(74.9)	(158.2)	(1,560.4)	17.6%	11.9%
COGS/hl excl. deprec. &amort	(145.7)		(7.7)	(7.9)	(161.3)	10.7%	5.4%
Gross profit	1,765.7		91.8	316.9	2,174.5	23.2%	17.9%
Gross margin	53.0%				54.7%	170 bps	190 bps
SG&A excl. deprec.&amort.	(827.5)		(42.5)	(68.5)	(938.5)	13.4%	8.3%
SG&A deprec.&amort.	(78.3)		(4.3)	(17.2)	(99.8)	27.4%	22.0%
SG&A total	(905.8)		(46.7)	(85.7)	(1,038.3)	14.6%	9.5%
Other operating income/expenses	(0.1)		0.1	9.6	9.6	nm	nm
Normalized EBIT	859.8		45.2	240.8	1,145.8	33.3%	28.0%
Normalized EBIT margin	25.8%				28.8%	300 bps	320 bps
Normalized EBITDA	1,173.9		59.5	250.4	1,483.8	26.4%	21.3%
Normalized EBITDA margin	35.3%				37.3%	200 bps	220 bps

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 14

Latin American South (LAS)

LAS EBITDA increased by 27.6% in 4Q16 to R$ 1,527.5 million, with an EBITDA margin expansion of 320bps, to 48.4%. Top line was up 19.3% with the NR/hl increase of 22.8% partially offset by a 2.8% volume decline. Cash COGS/hl grew 1.9%, as inflation in Argentina was partly offset by our currency hedges and procurement initiatives, while SG&A (excluding depreciation and amortization) increased by 27.2%.

In the full year, we delivered an EBITDA of R$ 4,501.7 million (+20.6%) in the region, with an EBITDA margin expansion of 180bps, to 44.1%. Our volumes were down 8.3% as the decline of the Argentinean industry, still impacted by the adverse macroeconomic environment in the country, was partially offset by solid performance in (i) Bolivia, driven by the 710ml returnable glass bottles launch of Paceña and route to market improvement; (ii) Paraguay, with the successful roll out of the 340ml returnable glass bottle and the premium growth, reaching the all time high volume in an year; and (iii) Chile, with market share gains and strong performance of our Global Brands, including the successful Budweiser incorporation. Cash COGS/hl grew 9.4%, benefiting from FX and procurement initiatives. SG&A (excluding depreciation and amortization) increased by 25.3%, adversely impacted by inflationary pressures, mainly in Argentina.

LAS results	4Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q16	Reported	Organic
Volume ('000 hl)	10,300.3			(289.9)	10,010.4	-2.8%	-2.8%
Net revenue	4,037.7		(1,665.4)	780.6	3,152.9	-21.9%	19.3%
Net revenue/hl	392.0		(166.4)	89.3	315.0	-19.7%	22.8%
COGS	(1,476.3)		486.6	(72.4)	(1,062.1)	-28.1%	4.9%
COGS/hl	(143.3)		48.6	(11.4)	(106.1)	-26.0%	7.9%
COGS excl. deprec.&amort.	(1,354.8)		414.9	12.7	(927.2)	-31.6%	-0.9%
COGS/hl excl. deprec. &amort	(131.5)		41.4	(2.5)	(92.6)	-29.6%	1.9%
Gross profit	2,561.5		(1,178.8)	708.1	2,090.8	-18.4%	27.6%
Gross margin	63.4%				66.3%	290 bps	450 bps
SG&A excl. deprec.&amort.	(863.4)		403.2	(235.2)	(695.5)	-19.5%	27.2%
SG&A deprec.&amort.	(79.4)		48.1	(34.8)	(66.1)	-16.8%	43.8%
SG&A total	(942.9)		451.3	(270.0)	(761.5)	-19.2%	28.6%
Other operating income/expenses	35.4		7.2	(45.4)	(2.7)	-107.7%	-128.1%
Normalized EBIT	1,654.0		(720.3)	392.7	1,326.5	-19.8%	23.7%
Normalized EBIT margin	41.0%				42.1%	110 bps	150 bps
Normalized EBITDA	1,854.9		(840.1)	512.7	1,527.5	-17.6%	27.6%
Normalized EBITDA margin	45.9%				48.4%	250 bps	320 bps

LAS results	FY15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY16	Reported	Organic
Volume ('000 hl)	35,914.5			(2,980.0)	32,934.5	-8.3%	-8.3%
Net revenue	11,255.6		(2,815.5)	1,772.8	10,212.9	-9.3%	15.8%
Net revenue/hl	313.4		(85.5)	82.2	310.1	-1.1%	26.2%
COGS	(4,306.8)		795.3	(173.8)	(3,685.4)	-14.4%	4.0%
COGS/hl	(119.9)		24.1	(16.1)	(111.9)	-6.7%	13.4%
COGS excl. deprec.&amort.	(3,918.9)		685.1	(12.5)	(3,246.4)	-17.2%	0.3%
COGS/hl excl. deprec. &amort	(109.1)		20.8	(10.3)	(98.6)	-9.7%	9.4%
Gross profit	6,948.8		(2,020.2)	1,599.0	6,527.5	-6.1%	23.0%
Gross margin	61.7%				63.9%	220 bps	390 bps
SG&A excl. deprec.&amort.	(2,519.2)		729.9	(636.6)	(2,425.8)	-3.7%	25.3%
SG&A deprec.&amort.	(251.2)		99.2	(119.6)	(271.6)	8.1%	47.6%
SG&A total	(2,770.4)		829.1	(756.1)	(2,697.4)	-2.6%	27.3%
Other operating income/expenses	60.3		21.6	(120.9)	(39.0)	-164.7%	nm
Normalized EBIT	4,238.7		(1,169.5)	722.0	3,791.1	-10.6%	17.0%
Normalized EBIT margin	37.7%				37.1%	-60 bps	40 bps
Normalized EBITDA	4,877.8		(1,378.9)	1,002.9	4,501.7	-7.7%	20.6%
Normalized EBITDA margin	43.3%				44.1%	80 bps	180 bps

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 15

Canada

In Canada, EBITDA was R$ 491.1 million in the quarter, with an EBITDA margin expansion of 140bps, to 36.5%. Top line was slightly negative (-0.5%) as our NR/hl increase of 2.3% was impacted by a 2.9% organic volume decline, driven by unfavorable weather in the country. Cash COGS/hl was down 2.3%, driven by procurement savings and hedges, while SG&A (excluding depreciation and amortization) decreased by 1.7%, mainly due to savings in administrative expenses.

In the full year, our EBITDA declined 0.8% organically, while increased 3.0% in local currency when included our recent acquisitions of craft and near beer brands. Our reported volumes grew 5.7% mainly driven by the benefit of our strategic acquisitions and their successful integration in our distribution network. Organic volumes were down 1.2%, impacted by unfavorable weather, partially offset by solid performance of Bud Light and Stella Artois driving positive market share in the beer segment, and our craft and near beer portfolio all gaining share versus last year, as Mike’s Beverage brands and Mill Street continued to grow double digits in the last quarter. NR was up 0.7% organically driven by net revenue per hectoliter increase ahead of inflation (+1.8%) through our revenue management initiatives. Cash COGS/hl was up 2.5% mainly impacted by negative mix, while cash SG&A increased by 0.3%.

Canada results	4Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q16	Reported	Organic
Volume ('000 hl)	2,345.6	93.4	-	(67.0)	2,372.0	1.1%	-2.9%
Net revenue	1,650.3	44.1	(338.8)	(8.6)	1,346.9	-18.4%	-0.5%
Net revenue/hl	703.5	(8.9)	(142.8)	16.0	567.8	-19.3%	2.3%
COGS	(546.8)	(30.4)	107.3	27.3	(442.6)	-19.1%	-5.0%
COGS/hl	(233.1)	(3.5)	45.2	4.8	(186.6)	-20.0%	-2.1%
COGS excl. deprec.&amort.	(498.3)	(26.2)	100.8	26.1	(397.7)	-20.2%	-5.2%
COGS/hl excl. deprec. &amort	(212.4)	(2.6)	42.5	4.9	(167.6)	-21.1%	-2.3%
Gross profit	1,103.4	13.7	(231.5)	18.6	904.3	-18.0%	1.7%
Gross margin	66.9%				67.1%	20 bps	150 bps
SG&A excl. deprec.&amort.	(567.2)	(17.9)	122.3	9.4	(453.4)	-20.1%	-1.7%
SG&A deprec.&amort.	(14.5)	(0.3)	3.8	0.3	(10.7)	-26.3%	-2.3%
SG&A total	(581.6)	(18.3)	126.1	9.7	(464.1)	-20.2%	-1.7%
Other operating income/expenses	1.5	0.2	1.4	(7.9)	(4.8)	nm	nm
Normalized EBIT	523.3	(4.3)	(104.0)	20.5	435.4	-16.8%	3.9%
Normalized EBIT margin	31.7%				32.3%	60 bps	140 bps
Normalized EBITDA	586.2	0.1	(114.3)	19.0	491.1	-16.2%	3.2%
Normalized EBITDA margin	35.5%				36.5%	100 bps	140 bps

Canada results	FY15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY16	Reported	Organic
Volume ('000 hl)	9,700.3	668.3	-	(114.2)	10,254.5	5.7%	-1.2%
Net revenue	5,809.7	455.4	156.6	40.2	6,461.9	11.2%	0.7%
Net revenue/hl	598.9	5.3	15.3	10.6	630.2	5.2%	1.8%
COGS	(1,833.3)	(220.4)	(49.6)	(18.9)	(2,122.1)	15.8%	1.0%
COGS/hl	(189.0)	(9.1)	(4.8)	(4.0)	(206.9)	9.5%	2.1%
COGS excl. deprec.&amort.	(1,695.8)	(209.4)	(46.0)	(23.4)	(1,974.6)	16.4%	1.4%
COGS/hl excl. deprec. &amort	(174.8)	(8.9)	(4.5)	(4.3)	(192.6)	10.1%	2.5%
Gross profit	3,976.4	235.0	107.0	21.3	4,339.7	9.1%	0.5%
Gross margin	68.4%				67.2%	-120 bps	-10 bps
SG&A excl. deprec.&amort.	(2,060.8)	(166.7)	(55.3)	(6.4)	(2,289.3)	11.1%	0.3%
SG&A deprec.&amort.	(54.6)	(5.6)	(1.6)	(5.4)	(67.2)	23.0%	9.8%
SG&A total	(2,115.4)	(172.3)	(56.9)	(11.8)	(2,356.4)	11.4%	0.6%
Other operating income/expenses	4.2	2.2	(0.6)	(27.4)	(21.6)	nm	nm
Normalized EBIT	1,865.2	64.8	49.5	(17.8)	1,961.7	5.2%	-1.0%
Normalized EBIT margin	32.1%				30.4%	-170 bps	-50 bps
Normalized EBITDA	2,057.3	81.4	54.6	(16.9)	2,176.4	5.8%	-0.8%
Normalized EBITDA margin	35.4%				33.7%	-170 bps	-50 bps

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 16

Other operating income/(expense)

Other operating income totaled R$ 157.9 million in the quarter as compared to R$ 700.8 million in 4Q15, mainly driven by the reduction of VAT Government Grants from R$ 530.4 million to R$ 196.2 million, due to:

(i)            Volume decline and revenue geographic mix; and

(ii)           Expiration of VAT Government Grants Agreements, that represent around 25% of the reduction.

In the full year, Other operating Income totaled R$ 1,223.0 million, also mainly explained by the decline of Government Grants as a result of lower volumes and revenue geographic mix.

Other operating income/(expenses)	4Q15	4Q16	FY15	FY16

R$ million

Government grants/NPV of long term fiscal incentives	530.4	196.2	1,755.7	1,166.5
(Additions to)/reversals of provisions	(69.7)	(85.8)	(106.1)	(132.9)
Net gain on disposal of property, plant and equipment and intangible assets	30.4	31.1	53.0	70.9
Net other operating income/(expenses)	209.7	16.4	233.4	118.5

	700.8	157.9	1,936.0	1,223.0

Exceptional items

In 2016, we recorded an income of R$ 1,134.3 million in exceptional items, mostly explained by a non-cash gain on stocks swap recorded in the 4Q16 as a result of the swap agreement with Anheuser-Busch InBev SA/NV (AB InBev) pursuant to which on December 31st, 2016 the Company transfered to AB InBev its businesses in Colombia, Peru and Ecuador, and AB InBev transfered its Panamanian business to the Company.

Exceptional items	4Q15	4Q16	FY15	FY16

R$ million

Result from stocks swap		1,240.0		1,240.0
Restructuring	(36.1)	(45.1)	(63.3)	(79.8)
Administrative process			(239.1)
Costs of new acquisition	(48.9)	(20.9)	(48.9)	(29.8)
Other exceptional items	(5.8)	4.0	(5.8)	4.0

	(90.8)	1,177.9	(357.2)	1,134.3

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 17

Net finance results

Net finance results declined 18.0%, from an expense of R$ 1,106.9 million in 4Q15 to an expense of R$ 908.2 million in 4Q16, mainly explained by:

(i)            Lower losses on derivative instruments driven by the carry cost of our FX hedges, primarily linked to our COGS exposure in Brazil and Argentina, and non-cash gains or losses related to the mark to market of the hedges; and

(ii)           Gains on non-derivative instruments, related to foreign exchange translation on intercompany payables and loans, as we benefited from the BRL appreciation.

In the full year, Net finance results totaled an expense of R$ 3,702.0 million, mainly driven by (i) interest expenses, which include the put option of our investment in the Dominican Republic (around R$ 600 million), and (ii) losses on derivative instruments.

Net finance results	4Q15	4Q16	FY15	FY16

R$ million

Interest income	196.5	85.7	575.5	513.6
Interest expenses	(334.3)	(416.1)	(1,036.6)	(1,543.4)
Gains/(losses) on derivative instruments	(697.7)	(291.9)	(838.7)	(1,461.6)
Gains/(losses) on non-derivative instruments	(124.4)	219.8	(460.4)	(62.8)
Taxes on financial transactions	(73.3)	(105.0)	(146.4)	(224.6)
Other financial income/(expenses), net	(73.6)	(400.7)	(361.6)	(923.2)

Net finance results	(1,106.9)	(908.2)	(2,268.2)	(3,702.0)

As of December 2016 we held a net cash position of R$ 2,763.3 million (down from R$ 10,233.3 million as of December 2015). Consolidated debt corresponded to R$ 5,396.3 million whereas cash and cash equivalents less bank overdrafts totaled R$ 7,876.8 million, down from R$ 13,617.6 million as of December 2015.

	December 2015			December 2016
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	594.0	1,560.7	2,154.6	726.0	1,165.3	1,891.2
Foreign Currency	688.6	756.2	1,444.8	2,904.7	600.5	3,505.1
Consolidated Debt	1,282.6	2,316.9	3,599.5	3,630.6	1,765.7	5,396.3

Cash and Cash Equivalents less Bank Overdrafts			13,617.6			7,876.8
Current Investment Securities			215.1			282.8

Net Debt/ (Cash)			(10,233.3)			(2,763.3)

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 18

Provision for income tax & social contribution

In the quarter, the effective tax rate was 9.9% versus 28.3% in 4Q15. In the full year, the effective tax rate was 2.4% versus 22.0% in 2015, mainly driven by gains on other tax adjustments, of which:

(i)    Around R$ 400 million is explained by a reversion of withholding tax provisions, related to unremitted earnings from Argentina. On July 23rd 2016, a new legislation in Argentina was enacted revoking the levy of a withholding tax over dividend remittance that was created in 2013.

(ii)   Close to R$ 800 million is driven by the recognition of deferred tax assets on carried losses related to international subsidiaries due to improvement of our capital structure outside of Brazil, reverting a negative impact reported in Other Tax Adjustments in 2015 and previous years.

The table below shows the reconciliation for income tax and social contribution provision.

			FY15	FY16
Income tax and social contribution
R$ million	4Q15	4Q16

Profit before tax	5,937.3	5,364.1	16,513.4	13,398.4

Adjustment on taxable basis
Non-taxable net financial and other income	(100.9)	(78.1)	(999.9)	(392.0)
Goverment grants (VAT)	(489.1)	(428.9)	(1,360.7)	(1,528.6)
Share of results of associates	1.6	3.4	(3.1)	5.0
Expenses not deductible	25.6	168.6	415.9	539.3
Foreign profits taxed in Brazil	488.0	(63.3)	652.0	788.7
	5,862.6	4,965.7	15,217.7	12,810.7
Aggregated weighted nominal tax rate	32.1%	31.1%	31.6%	30.2%
Taxes – nominal rate	(1,880.9)	(1,543.5)	(4,806.9)	(3,864.0)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	430.3	717.1	1,646.1	1,867.7
Tax benefit - amortization on tax books	35.6	35.5	142.4	142.0
Other tax adjustments	(263.8)	260.5	(615.8)	1,539.3
Income tax and social contribution expense	(1,678.8)	(530.3)	(3,634.2)	(315.0)
Effective tax rate	28.3%	9.9%	22.0%	2.4%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of December 31st, 2016.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,726,265,061	61.9%
FAHZ	1,586,037,701	10.1%
Market	4,388,800,166	28.0%
Outstanding	15,701,102,928	100.0%
Treasury	16,512,491
TOTAL	15,717,615,419
Free float BM&FBovespa	3,046,372,686	19.4%
Free float NYSE	1,342,427,480	8.5%

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 19

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q15	4Q16	FY15	FY16
Profit - Ambev holders	4,153.7	4,672.4	12,423.8	12,546.6
Non-controlling interest	104.8	161.4	455.4	536.8
Income tax expense	1,678.8	530.3	3,634.2	315.0
Profit before taxes	5,937.3	5,364.1	16,513.4	13,398.4
Share of results of associates	1.6	3.4	(3.1)	5.0
Net finance results	1,106.9	908.2	2,268.2	3,702.0
Exceptional items	90.8	(1,177.9)	357.2	(1,134.3)
Normalized EBIT	7,136.7	5,097.8	19,135.7	15,971.0
Depreciation & amortization - total	884.8	916.9	3,074.1	3,512.0
Normalized EBITDA	8,021.4	6,014.7	22,209.7	19,483.1

2016 Reference Base

On May 12, 2016, Ambev has entered into an agreement with AB InBev pursuant to which the Company has agreed to transfer to AB InBev its businesses in Colombia, Peru and Ecuador, in exchange for which AB InBev has agreed to transfer SABMiller plc’s Panamanian business to the Company.

This transaction was closed on December 31, 2016 and, as a result, the Company ceased its operations in Colombia, Peru and Ecuador and commenced operations in the beverages market of Panama.

The 2016 Reference Base reflects this swap of assets, as previously mentioned.

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 20

Q4 2016 Earnings Conference Call

Speakers:	Bernardo Paiva Chief Executive Officer
Ricardo Rittes Chief Financial and Investor Relations Officer

Language:	English

Date:	March 2nd, 2017 (Thursday)

Time:	13:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1 (844) 839-2182
	International participants	+ 1 (412) 317-2503

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

http://webcast.neo1.net/Cover.aspx?PlatformId=QVsoAZ%2BmZMzhASfJYHBfQw%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10101095 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Nicole Brink (+55 11) 2122-1415 nicole.brink@ambev.com.br	Andre Thomaz (+55 11) 2122-1414 andre.thomaz@ambev.com.br

ir.ambev.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 21

Ambev - Segment financial information
Organic results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	4Q15	4Q16%		4Q15	4Q16%		4Q15	4Q16%
Volumes (000 hl)	24,380	22,605	-7.3%	8,298	7,739	-6.7%	32,678	30,343	-7.1%

R$ million
Net sales	7,265.8	6,427.1	-11.5%	1,195.1	1,215.3	1.7%	8,460.8	7,642.4	-9.7%
% of total	47.5%	48.8%		7.8%	9.2%		55.3%	58.0%
COGS	(1,953.3)	(2,144.5)	9.8%	(427.5)	(488.0)	14.2%	(2,380.8)	(2,632.4)	10.6%
% of total	39.6%	46.5%		8.7%	10.6%		48.3%	57.1%
Gross profit	5,312.5	4,282.7	-19.4%	767.6	727.3	-5.3%	6,080.0	5,009.9	-17.6%
% of total	51.2%	50.0%		7.4%	8.5%		58.6%	58.5%
SG&A	(1,873.2)	(1,876.8)	0.2%	(207.7)	(261.1)	25.7%	(2,080.9)	(2,137.9)	2.7%
% of total	47.6%	51.7%		5.3%	7.2%		52.9%	58.9%
Other operating income/(expenses)	533.8	81.9	-84.7%	134.0	78.0	-41.8%	667.8	159.9	-76.1%
% of total	76.2%	51.9%		19.1%	49.4%		95.3%	101.2%
Normalized EBIT	3,973.0	2,487.8	-37.4%	693.9	544.1	-21.6%	4,666.9	3,031.9	-35.0%
% of total	55.7%	48.8%		9.7%	10.7%		65.4%	59.5%
Normalized EBITDA	4,411.7	2,972.3	-32.6%	786.5	625.6	-20.5%	5,198.3	3,597.9	-30.8%
% of total	55.0%	49.4%		9.8%	10.4%		64.8%	59.8%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-26.9%	-33.4%		-35.8%	-40.2%		-28.1%	-34.4%
Gross profit	73.1%	66.6%		64.2%	59.8%		71.9%	65.6%
SG&A	-25.8%	-29.2%		-17.4%	-21.5%		-24.6%	-28.0%
Other operating income/(expenses)	7.3%	1.3%		11.2%	6.4%		7.9%	2.1%
Normalized EBIT	54.7%	38.7%		58.1%	44.8%		55.2%	39.7%
Normalized EBITDA	60.7%	46.2%		65.8%	51.5%		61.4%	47.1%

Per hectoliter - (R$/hl)
Net sales	298.0	284.3	-4.6%	144.0	157.0	9.0%	258.9	251.9	-2.7%
COGS	(80.1)	(94.9)	18.4%	(51.5)	(63.1)	22.4%	(72.9)	(86.8)	19.1%
Gross profit	217.9	189.5	-13.1%	92.5	94.0	1.6%	186.1	165.1	-11.3%
SG&A	(76.8)	(83.0)	8.1%	(25.0)	(33.7)	34.8%	(63.7)	(70.5)	10.6%
Other operating income/(expenses)	21.9	3.6	-83.5%	16.2	10.1	-37.6%	20.4	5.3	-74.2%
Normalized EBIT	163.0	110.1	-32.5%	83.6	70.3	-15.9%	142.8	99.9	-30.0%
Normalized EBITDA	181.0	131.5	-27.3%	94.8	80.8	-14.7%	159.1	118.6	-25.5%

Ambev - Segment financial information
Organic results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	4Q15	4Q16%		4Q15	4Q16%		4Q15	4Q16%		4Q15	4Q16%
Volumes (000 hl)	10,300	10,010	-2.8%	2,625	2,632	0.3%	2,346	2,372	-2.9%	47,949	45,358	-5.6%

R$ million
Net sales	4,037.7	3,152.9	19.3%	1,147.4	1,035.3	8.9%	1,650.3	1,346.9	-0.5%	15,296.2	13,177.5	0.4%
% of total	26.4%	23.9%		7.5%	7.9%		10.8%	10.2%		100.0%	100.0%
COGS	(1,476.3)	(1,062.1)	4.9%	(525.1)	(470.4)	7.6%	(546.8)	(442.6)	-5.0%	(4,929.0)	(4,607.6)	6.8%
% of total	30.0%	23.1%		10.7%	10.2%		11.1%	9.6%		100.0%	100.0%
Gross profit	2,561.5	2,090.8	27.6%	622.3	564.9	9.9%	1,103.4	904.3	1.7%	10,367.2	8,569.9	-2.7%
% of total	24.7%	24.4%		6.0%	6.6%		10.6%	10.6%		100.0%	100.0%
SG&A	(942.9)	(761.5)	28.6%	(325.9)	(266.5)	-1.1%	(581.6)	(464.1)	-1.7%	(3,931.3)	(3,630.0)	7.9%
% of total	24.0%	21.0%		8.3%	7.3%		14.8%	12.8%		100.0%	100.0%
Other operating income/(expenses)	35.4	(2.7)	-128.1%	(4.0)	5.6	nm	1.5	(4.8)	nm	700.8	157.9	-78.7%
% of total	5.1%	-1.7%		-0.6%	3.6%		0.2%	-3.0%		100.0%	100.0%
Normalized EBIT	1,654.0	1,326.5	23.7%	292.4	304.0	25.6%	523.3	435.4	3.9%	7,136.7	5,097.8	-16.1%
% of total	23.2%	26.0%		4.1%	6.0%		7.3%	8.5%		100.0%	100.0%
Normalized EBITDA	1,854.9	1,527.5	27.6%	382.0	398.2	25.4%	586.2	491.1	3.2%	8,021.4	6,014.7	-12.1%
% of total	23.1%	25.4%		4.8%	6.6%		7.3%	8.2%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.6%	-33.7%		-45.8%	-45.4%		-33.1%	-32.9%		-32.2%	-35.0%
Gross profit	63.4%	66.3%		54.2%	54.6%		66.9%	67.1%		67.8%	65.0%
SG&A	-23.4%	-24.2%		-28.4%	-25.7%		-35.2%	-34.5%		-25.7%	-27.5%
Other operating income/(expenses)	0.9%	-0.1%		-0.3%	0.5%		0.1%	-0.4%		4.6%	1.2%
Normalized EBIT	41.0%	42.1%		25.5%	29.4%		31.7%	32.3%		46.7%	38.7%
Normalized EBITDA	45.9%	48.4%		33.3%	38.5%		35.5%	36.5%		52.4%	45.6%

Per hectoliter - (R$/hl)
Net sales	392.0	315.0	22.8%	437.1	393.3	8.6%	703.5	567.8	2.3%	319.0	290.5	6.3%
COGS	(143.3)	(106.1)	7.9%	(200.0)	(178.7)	7.3%	(233.1)	(186.6)	-2.0%	(102.8)	(101.6)	13.1%
Gross profit	248.7	208.9	31.3%	237.0	214.6	9.6%	470.4	381.2	4.5%	216.2	188.9	3.0%
SG&A	(91.5)	(76.1)	32.4%	(124.1)	(101.2)	-1.3%	(248.0)	(195.6)	1.2%	(82.0)	(80.0)	14.3%
Other operating income/(expenses)	3.4	(0.3)	nm	(1.5)	2.1	nm	0.6	(2.0)	nm	14.6	3.5	-77.4%
Normalized EBIT	160.6	132.5	27.3%	111.4	115.5	25.2%	223.1	183.6	6.9%	148.8	112.4	-11.1%
Normalized EBITDA	180.1	152.6	31.3%	145.5	151.3	25.1%	249.9	207.0	6.2%	167.3	132.6	-6.9%

.

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 22

Ambev - Segment financial information
Organic Results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	FY15	FY16%		FY15	FY16%		FY15	FY16%
Volumes (000 hl)	85,331	79,670	-6.6%	29,023	27,291	####	114,354	106,961	-6.5%

R$ million
Net sales	22,441.3	21,173.1	-5.7%	3,884.8	3,781.5	-2.7%	26,326.2	24,954.6	-5.2%
% of total	48.0%	46.4%		8.3%	8.3%		56.3%	54.7%
COGS	(6,757.6)	(7,339.9)	8.6%	(1,600.7)	(1,731.9)	8.2%	(8,358.3)	(9,071.8)	8.5%
% of total	42.1%	44.0%		10.0%	10.4%		52.0%	54.4%
Gross profit	15,683.7	13,833.2	-11.8%	2,284.1	2,049.6	-10.3%	17,967.9	15,882.8	-11.6%
% of total	51.2%	47.8%		7.5%	7.1%		58.6%	54.9%
SG&A	(6,786.8)	(7,095.9)	4.6%	(880.7)	(988.6)	12.2%	(7,667.6)	(8,084.5)	5.4%
% of total	50.4%	50.1%		6.5%	7.0%		57.0%	57.0%
Other operating income/(expenses)	1,551.2	969.8	-37.5%	320.4	304.3	-5.0%	1,871.6	1,274.1	-31.9%
% of total	80.1%	79.3%		16.5%	24.9%		96.7%	104.2%
Normalized EBIT	10,448.1	7,707.1	-26.2%	1,723.8	1,365.3	-20.8%	12,171.9	9,072.4	-25.5%
% of total	54.6%	48.3%		9.0%	8.5%		63.6%	56.8%
Normalized EBITDA	12,038.9	9,618.6	-20.1%	2,061.8	1,702.6	-17.4%	14,100.7	11,321.2	-19.7%
% of total	54.2%	49.4%		9.3%	8.7%		63.5%	58.1%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-30.1%	-34.7%		-41.2%	-45.8%		-31.7%	-36.4%
Gross profit	69.9%	65.3%		58.8%	54.2%		68.3%	63.6%
SG&A	-30.2%	-33.5%		-22.7%	-26.1%		-29.1%	-32.4%
Other operating income/(expenses)	6.9%	4.6%		8.2%	8.0%		7.1%	5.1%
Normalized EBIT	46.6%	36.4%		44.4%	36.1%		46.2%	36.4%
Normalized EBITDA	53.6%	45.4%		53.1%	45.0%		53.6%	45.4%

Per hectoliter - (R$/hl)
Net sales	263.0	265.8	1.1%	133.9	138.6	3.5%	230.2	233.3	1.3%
COGS	(79.2)	(92.1)	16.3%	(55.2)	(63.5)	15.1%	(73.1)	(84.8)	16.0%
Gross profit	183.8	173.6	-5.5%	78.7	75.1	-4.6%	157.1	148.5	-5.5%
SG&A	(79.5)	(89.1)	12.0%	(30.3)	(36.2)	19.4%	(67.1)	(75.6)	12.7%
Other operating income/(expenses)	18.2	12.2	-33.0%	11.0	11.1	1.0%	16.4	11.9	-27.2%
Normalized EBIT	122.4	96.7	-21.0%	59.4	50.0	-15.8%	106.4	84.8	-20.3%
Normalized EBITDA	141.1	120.7	-14.4.%	71.0	62.4	-12.2%	123.3	105.8	-14.2%

Ambev - Segment financial information
Organic Results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	FY15	FY16%		FY15	FY16%		FY15	FY16%		FY15	FY16%
Volumes (000 hl)	35,914	32,934	-8.3%	9,109	9,671	6.2%	9,700	10,254	-1.2%	169,078	159,822	-5.8%

R$ million
Net sales	11,255.6	10,212.9	15.8%	3,328.8	3,973.2	14.0%	5,809.7	6,461.9	0.7%	46,720.1	45,602.6	1.9%
% of total	24.1%	22.4%		7.1%	8.7%		12.4%	14.2%		100.0%	100.0%
COGS	(4,306.8)	(3,685.4)	4.0%	(1,563.0)	(1,798.6)	9.6%	(1,833.3)	(2,122.1)	1.0%	(16,061.4)	(16,678.0)	6.5%
% of total	26.8%	22.1%		9.7%	10.8%		11.4%	12.7%		100.0%	100.0%
Gross profit	6,948.8	6,527.5	23.0%	1,765.7	2,174.5	17.9%	3,976.4	4,339.7	0.5%	30,658.8	28,924.6	-0.5%
% of total	22.7%	22.6%		5.8%	7.5%		13.0%	15.0%		100.0%	100.0%
SG&A	(2,770.4)	(2,697.4)	27.3%	(905.8)	(1,038.3)	9.5%	(2,115.4)	(2,356.4)	0.6%	(13,459.1)	(14,176.6)	9.3%
% of total	20.6%	19.0%		6.7%	7.3%		15.7%	16.6%		100.0%	100.0%
Other operating income/(expenses)	60.3	(39.0)	nm	(0.1)	9.6	nm	4.2	(21.6)	nm	1,936.0	1,223.0	-38.0%
% of total	3.1%	-3.2%		0.0%	0.8%		0.2%	-1.8%		100.0%	100.0%
Normalized EBIT	4,238.7	3,791.1	17.0%	859.8	1,145.8	28.0%	1,865.2	1,961.7	-1.0%	19,135.7	15,971.0	-11.2%
% of total	22.2%	23.7%		4.5%	7.2%		9.7%	12.3%		100.0%	100.0%
Normalized EBITDA	4,877.8	4,501.7	20.6%	1,173.9	1,483.8	21.3%	2,057.3	2,176.4	-0.8%	22,209.7	19,483.1	-6.9%
% of total	22.0%	23.1%		5.3%	7.6%		9.3%	11.2%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-38.3%	-36.1%		-47.0%	-45.3%		-31.6%	-32.8%		-34.4%	-36.6%
Gross profit	61.7%	63.9%		53.0%	54.7%		68.4%	67.2%		65.6%	63.4%
SG&A	-24.6%	-26.4%		-27.2%	-26.1%		-36.4%	-36.5%		-28.8%	-31.1%
Other operating income/(expenses)	0.5%	-0.4%		0.0%	0.2%		0.1%	-0.3%		4.1%	2.7%
Normalized EBIT	37.7%	37.1%		25.8%	28.8%		32.1%	30.4%		41.0%	35.0%
Normalized EBITDA	43.3%	44.1%		35.3%	37.3%		35.4%	33.7%		47.5%	42.7%

Per hectoliter - (R$/hl)
Net sales	313.4	310.1	26.2%	365.4	410.8	7.4%	598.9	630.2	1.8%	276.3	285.3	8.3%
COGS	(119.9)	(111.9)	13.4%	(171.6)	(186.0)	3.3%	(189.0)	(206.9)	2.0%	(95.0)	(104.4)	13.1%
Gross profit	193.5	198.2	34.1%	193.8	224.8	11.1%	409.9	423.2	1.6%	181.3	181.0	5.7%
SG&A	(77.1)	(81.9)	38.8%	(99.4)	(107.4)	3.1%	(218.1)	(229.8)	1.6%	(79.6)	(88.7)	16.1%
Other operating income/(expenses)	1.7	(1.2)	nm	(0.0)	1.0	nm	0.4	(2.1)	nm	11.5	7.7	-34.1%
Normalized EBIT	118.0	115.1	27.6%	94.4	118.5	20.6%	192.3	191.3	0.2%	113.2	99.9	-5.7%
Normalized EBITDA	135.8	136.7	31.5%	128.9	153.4	14.3%	212.1	212.2	0.3%	131.4	121.9	-1.1%

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 23

CONSOLIDATED BALANCE SHEET	December 2016	December 2015
R$ million
Assets
Current assets
Cash and cash equivalents	7,876.8	13,620.2
Investment securities	282.8	215.1
Derivative financial instruments	196.6	1,512.4
Trade receivables	4,368.1	4,165.7
Inventories	4,347.0	4,338.2
Income tax and social contributions receivable	4,693.7	2,398.6
Other taxes receivable	729.6	796.3
Other assets	1,392.2	1,268.0
	23,886.8	28,314.5
Non-current assets
Investment securities	104.4	118.6
Derivative financial instruments	16.3	51.4
Income tax and social contributions receivable	4.5	557.4
Deferred tax assets	2,268.1	2,749.8
Other taxes receivable	343.2	335.4
Other assets	1,973.6	2,140.2
Employee benefits	33.5	8.6
Investments in associates	300.1	714.9
Property, plant and equipment	19,153.8	19,140.1
Intangible assets	5,245.9	5,092.2
Goodwill	30,511.2	30,953.1
	59,954.6	61,861.7

Total assets	83,841.4	90,176.2

Equity and liabilities
Current liabilities
Trade payables	10,868.8	11,833.7
Derivative financial instruments	686.4	4,673.0
Interest-bearing loans and borrowings	3,630.6	1,282.6
Bank overdrafts	-	2.5
Payroll and social security payables	686.6	915.5
Dividends and interest on shareholder´s equity payable	1,714.4	598.6
Income tax and social contribution payable	904.2	1,245.3
Taxes and contributions payable	3,378.2	3,096.9
Put option granted on subsidiary and other liabilities	6,735.9	6,370.7
Provisions	168.6	123.1
	28,773.7	30,141.9
Non-current liabilities
Trade payables	237.8	110.1
Derivative financial instruments	27.0	145.1
Interest-bearing loans and borrowings	1,765.7	2,316.9
Deferred tax liabilities	2,329.7	2,473.5
Taxes and contributions payable	681.4	910.0
Put option granted on subsidiary and other liabilities	471.8	1,023.7
Provisions	765.4	499.5
Employee benefits	2,137.7	2,221.9
	8,416.5	9,700.7

Total liabilities	37,190.2	39,842.6

Equity
Issued capital	57,614.1	57,614.1
Reserves	64,230.0	62,574.8
Comprehensive income	(77,019.1)	(71,857.0)
Equity attributable to equity holders of Ambev	44,825.0	48,331.9
Non-controlling interests	1,826.2	2,001.7
Total Equity	46,651.2	50,333.6

Total equity and liabilities	83,841.4	90,176.2

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 24

CONSOLIDATED STATEMENT OF OPERATIONS				FY15
R$ million	4Q16	4Q15	FY16

Net sales	13,177.5	15,296.2	45,602.6	46,720.1
Cost of sales	(4,607.6)	(4,929.0)	(16,678.0)	(16,061.4)
Gross profit	8,569.9	10,367.2	28,924.6	30,658.8

Sales and marketing expenses	(3,056.2)	(3,278.1)	(12,010.5)	(11,177.9)
Administrative expenses	(573.9)	(653.3)	(2,166.1)	(2,281.3)
Other operating income/(expenses)	157.9	700.8	1,223.0	1,936.0

Normalized EBIT	5,097.8	7,136.7	15,971.0	19,135.7

Exceptional items	1,177.9	(90.8)	1,134.3	(357.2)

Income from operations (EBIT)	6,275.7	7,045.9	17,105.4	18,778.5

Net finance results	(908.2)	(1,106.9)	(3,702.0)	(2,268.2)
Share of results of associates	(3.4)	(1.6)	(5.0)	3.1

Profit before income tax	5,364.1	5,937.3	13,398.4	16,513.4

Income tax expense	(530.3)	(1,678.8)	(315.0)	(3,634.2)

Profit	4,833.7	4,258.5	13,083.4	12,879.1
Attributable to:
Equity holders of Ambev	4,672.4	4,153.7	12,546.6	12,423.8
Non-controlling interest	161.4	104.8	536.8	455.4

Basic earnings per share (common)	0.30	0.26	0.80	0.79
Diluted earnings per share (common)	0.30	0.26	0.79	0.79

Normalized Profit	3,655.8	4,349.3	11,949.1	13,236.3

Normalized basic earnings per share (common)	0.25	0.27	0.75	0.81
Normalized diluted earnings per share (common)	0.25	0.27	0.75	0.81

Nº of basic shares outstanding	15,700.4	15,683.0	15,696.6	15,696.1
Nº of diluted shares outstanding	15,826.9	15,806.9	15,823.2	15,820.1

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 25

CONSOLIDATED STATEMENT OF CASH FLOWS				FY15
R$ million	4Q16	4Q15	FY16
Cash Flows from Operating Activities
Profit	4,833.7	4,258.5	13,083.4	12,879.1
Depreciation, amortization and impairment	916.8	885.3	3,512.0	3,074.6
Impairment losses on receivables and inventories	30.8	19.2	196.5	97.7
Additions/(reversals) in provisions and employee benefits	130.3	105.7	347.1	483.1
Net finance cost	908.2	1,106.9	3,702.0	2,268.2
Loss/(gain) on sale of property, plant and equipment and intangible assets	(31.1)	(28.8)	(70.9)	(27.9)
Loss/(gain) on sale of operations in subsidiaries	-	(1.7)	-	(25.1)
Gains on stocks swap	(1,240.0)	-	(1,240.0)	-
Equity-settled share-based payment expense	45.4	55.9	170.3	197.1
Income tax expense	530.3	1,678.8	315.0	3,634.2
Share of result of associates	3.4	1.6	5.0	(3.1)
Other non-cash items included in the profit	32.6	(579.7)	(737.4)	(1,305.7)
Cash flow from operating activities before changes in working capital and use of provisions	6,160.6	7,501.7	19,283.1	21,272.3
Decrease/(increase) in trade and other receivables	(1,000.9)	(795.5)	(578.4)	(380.8)
Decrease/(increase) in inventories	(115.7)	(114.1)	(437.1)	(681.5)
Increase/(decrease) in trade and other payables	2,876.2	4,371.8	(565.1)	5,083.2
Cash generated from operations	7,920.2	10,963.9	17,702.5	25,293.3
Interest paid	(109.7)	292.0	(724.9)	(257.3)
Interest received	116.6	(167.2)	597.7	656.2
Dividends received	98.3	(2.9)	111.0	14.8
Income tax paid	(92.5)	(97.8)	(5,341.8)	(2,126.1)
Cash flow from operating activities	7,932.9	10,987.9	12,344.5	23,580.9
Proceeds from sale of property, plant, equipment and intangible assets	61.0	61.2	133.6	99.8
Proceeds from sale of operations in subsidiaries	-	5.8	-	94.3
Acquisition of property, plant, equipment and intangible assets	(1,372.1)	(2,069.9)	(4,132.7)	(5,261.2)
Acquisition of subsidiaries, net of cash acquired	(48.0)	(948.3)	(1,824.2)	(1,212.2)
Acquisition of other investments	(37.5)	(14.3)	(37.5)	(123.4)
Net proceeds/(investment) of debt securities	20.0	584.4	(37.1)	403.8
Net proceeds/(acquisition) of other assets	(0.2)	0.1	0.0	2.0
Cash flow used in investing activities	(1,376.7)	(2,380.9)	(5,897.9)	(5,997.1)
Capital increase	-	(0.0)	-	9.9
Proceeds/(repurchase) of shares	3.5	14.0	0.4	(824.2)
Proceeds from borrowings	1,377.4	567.2	3,792.0	4,964.6
Repayment of borrowings	(483.8)	(409.5)	(1,896.2)	(5,653.0)
Cash net finance costs other than interests	(539.7)	(2,441.0)	(3,207.8)	(2,326.9)
Payment of finance lease liabilities	(0.7)	(2.7)	(2.9)	(8.1)
Dividends and interest on shareholders’ equity paid	(5,984.8)	(2,423.1)	(10,330.6)	(11,490.2)
Cash flow used in financing activities	(5,628.2)	(4,695.2)	(11,645.1)	(15,327.9)
Net increase/(decrease) in Cash and cash equivalents	928.0	3,911.9	(5,198.5)	2,255.9
Cash and cash equivalents less bank overdrafts at beginning of period	(11,559.6)	(13,487.3)	13,617.6	9,623.0
Effect of exchange rate fluctuations	(106.1)	216.0	(542.2)	1,738.7
Cash and cash equivalents less bank overdrafts at end of period	(10,737.7)	(9,359.4)	7,876.8	13,617.6

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 26

ANNEX I – 2016 REFERENCE BASE

Consolidated income statement	1Q16 Reference Base	2Q16 Reference Base	3Q16 Reference Base	4Q16 Reference Base	2016 Reference Base
R$ million
Net revenue	11,697.4	10,496.4	10,577.3	13,361.1	46,132.2
Cost of goods sold (COGS)	(3,985.8)	(3,917.8)	(4,231.4)	(4,641.4)	(16,776.5)
Gross profit	7,711.5	6,578.6	6,345.9	8,719.7	29,355.7
Selling, general and administrative (SG&A)	(3,652.5)	(3,553.9)	(3,492.6)	(3,666.1)	(14,365.1)
Other operating income	405.1	327.2	337.6	159.8	1,229.7
Normalized operating income (normalized EBIT)	4,464.1	3,351.9	3,190.8	5,213.4	16,220.3
Exceptional items above EBIT	(12.9)	(21.8)	(16.2)	1,167.4	1,116.6
Net finance results	(1,153.1)	(917.7)	(712.3)	(907.0)	(3,690.1)
Share of results of associates	7.4	0.4	(9.4)	(3.4)	(5.0)
Income tax expense	(366.5)	(226.5)	774.5	(537.5)	(356.0)
Profit	2,939.1	2,186.4	3,227.4	4,932.9	13,285.8
Attributable to Ambev holders	2,811.9	2,060.1	3,105.5	4,769.9	12,747.4
Attributable to non-controlling interests	127.1	126.4	121.9	162.9	538.4
Normalized profit	2,951.9	2,208.2	3,243.6	3,765.5	12,169.1
Attributable to Ambev holders	2,824.8	2,081.8	3,121.7	3,602.5	11,630.8

Normalized EBITDA	5,337.6	4,244.2	4,045.0	6,136.8	19,763.5

Ambev results	1Q16 Reference Base	2Q16 Reference Base	3Q16 Reference Base	4Q16 Reference Base	2016 Reference Base
R$ million
Volume ('000 hl)	40,333.2	36,042.2	39,205.4	45,885.5	161,466.2
Net revenue	11,697.4	10,496.4	10,577.3	13,361.1	46,132.2
Net revenue/hl	290.0	291.2	269.8	291.2	285.7
COGS	(3,985.8)	(3,917.8)	(4,231.4)	(4,641.4)	(16,776.5)
COGS/hl	(98.8)	(108.7)	(107.9)	(101.2)	(103.9)
COGS excl. deprec.&amort.	(3,425.1)	(3,358.3)	(3,690.9)	(4,020.9)	(14,495.2)
COGS/hl excl. deprec. &amort	(84.9)	(93.2)	(94.1)	(87.6)	(89.8)
Gross profit	7,711.5	6,578.6	6,345.9	8,719.7	29,355.7
Gross margin	65.9%	62.7%	60.0%	65.3%	63.6%
SG&A excl. deprec.&amort.	(3,339.7)	(3,221.2)	(3,179.0)	(3,363.3)	(13,103.2)
SG&A deprec.&amort.	(312.7)	(332.7)	(313.6)	(302.8)	(1,261.9)
SG&A total	(3,652.5)	(3,553.9)	(3,492.6)	(3,666.1)	(14,365.1)
Other operating income	405.1	327.2	337.6	159.8	1,229.7
Normalized EBIT	4,464.1	3,351.9	3,190.8	5,213.4	16,220.3
Normalized EBIT margin	38.2%	31.9%	30.2%	39.0%	35.2%
Normalized EBITDA	5,337.6	4,244.2	4,045.0	6,136.8	19,763.5
Normalized EBITDA margin	45.6%	40.4%	38.2%	45.9%	42.8%

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 27

LAN results	1Q16 Reference Base	2Q16 Reference Base	3Q16 Reference Base	4Q16 Reference Base	2016 Reference Base
R$ million
Volume ('000 hl)	29,573.9	27,048.3	28,779.3	33,652.6	119,054.1
Net revenue	7,494.3	6,732.7	6,628.2	8,900.8	29,756.0
Net revenue/hl	253.4	248.9	230.3	264.5	249.9
COGS	(2,570.0)	(2,581.5)	(2,856.6)	(3,172.0)	(11,180.0)
COGS/hl	(86.9)	(95.4)	(99.3)	(94.3)	(93.9)
COGS excl. deprec.&amort.	(2,135.0)	(2,161.2)	(2,438.1)	(2,725.9)	(9,460.1)
COGS/hl excl. deprec. &amort	(72.2)	(79.9)	(84.7)	(81.0)	(79.5)
Gross profit	4,924.3	4,151.2	3,771.7	5,728.8	18,575.9
Gross margin	65.7%	61.7%	56.9%	64.4%	62.4%
SG&A excl. deprec.&amort.	(2,136.3)	(2,059.1)	(2,115.3)	(2,271.3)	(8,581.9)
SG&A deprec.&amort.	(229.0)	(247.2)	(236.2)	(231.6)	(944.1)
SG&A total	(2,365.2)	(2,306.3)	(2,351.6)	(2,502.9)	(9,526.0)
Other operating income	438.0	349.0	335.1	166.8	1,288.9
Normalized EBIT	2,997.0	2,193.9	1,755.2	3,392.7	10,338.9
Normalized EBIT margin	40.0%	32.6%	26.5%	38.1%	34.7%
Normalized EBITDA	3,661.0	2,861.5	2,410.0	4,070.4	13,002.9
Normalized EBITDA margin	48.9%	42.5%	36.4%	45.7%	43.7%

Ambev Brazil results	1Q16 Reference Base	2Q16 Reference Base	3Q16 Reference Base	4Q16 Reference Base	2016 Reference Base
R$ million
Volume ('000 hl)	26,808.1	24,121.9	25,687.9	30,343.5	106,961.4
Net revenue	6,258.1	5,552.7	5,501.5	7,642.4	24,954.7
Net revenue/hl	233.4	230.2	214.2	251.9	233.3
COGS	(2,011.5)	(2,064.3)	(2,362.3)	(2,633.2)	(9,071.2)
COGS/hl	(75.0)	(85.6)	(92.0)	(86.8)	(84.8)
COGS excl. deprec.&amort.	(1,660.6)	(1,703.4)	(2,001.0)	(2,260.6)	(7,625.6)
COGS/hl excl. deprec. &amort	(61.9)	(70.6)	(77.9)	(74.5)	(71.3)
Gross profit	4,246.6	3,488.4	3,139.3	5,009.2	15,883.5
Gross margin	67.9%	62.8%	57.1%	65.5%	63.6%
SG&A excl. deprec.&amort.	(1,794.5)	(1,726.2)	(1,816.0)	(1,944.6)	(7,281.3)
SG&A deprec.&amort.	(197.2)	(207.7)	(204.8)	(193.4)	(803.1)
SG&A total	(1,991.7)	(1,934.0)	(2,020.8)	(2,137.9)	(8,084.5)
Other operating income	419.9	354.3	340.1	159.9	1,274.1
Normalized EBIT	2,674.8	1,908.7	1,458.5	3,031.2	9,073.2
Normalized EBIT margin	42.7%	34.4%	26.5%	39.7%	36.4%
Normalized EBITDA	3,222.9	2,477.3	2,024.6	3,597.1	11,321.9
Normalized EBITDA margin	51.5%	44.6%	36.8%	47.1%	45.4%

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 28

Beer Brazil results	1Q16 Reference Base	2Q16 Reference Base	3Q16 Reference Base	4Q16 Reference Base	2016 Reference Base
R$ million
Volume ('000 hl)	19,867.5	17,659.7	19,538.0	22,605.0	79,670.1
Net revenue	5,309.9	4,701.7	4,734.5	6,427.1	21,173.2
Net revenue/hl	267.3	266.2	242.3	284.3	265.8
COGS	(1,597.9)	(1,634.1)	(1,962.1)	(2,145.2)	(7,339.3)
COGS/hl	(80.4)	(92.5)	(100.4)	(94.9)	(92.1)
COGS excl. deprec.&amort.	(1,295.9)	(1,335.6)	(1,650.9)	(1,826.7)	(6,109.2)
COGS/hl excl. deprec. &amort	(65.2)	(75.6)	(84.5)	(80.8)	(76.7)
Gross profit	3,712.0	3,067.6	2,772.4	4,281.9	13,833.9
Gross margin	69.9%	65.2%	58.6%	66.6%	65.3%
SG&A excl. deprec.&amort.	(1,576.8)	(1,514.7)	(1,612.2)	(1,710.8)	(6,414.6)
SG&A deprec.&amort.	(159.1)	(179.5)	(176.7)	(166.0)	(681.3)
SG&A total	(1,736.0)	(1,694.2)	(1,788.9)	(1,876.8)	(7,095.9)
Other operating income	336.8	282.5	268.7	81.9	969.8
Normalized EBIT	2,312.8	1,655.8	1,252.2	2,487.1	7,707.9
Normalized EBIT margin	43.6%	35.2%	26.4%	38.7%	36.4%
Normalized EBITDA	2,773.9	2,133.8	1,740.1	2,971.6	9,619.3
Normalized EBITDA margin	52.2%	45.4%	36.8%	46.2%	45.4%

CSD&Nanc Brazil results	1Q16 Reference Base	2Q16 Reference Base	3Q16 Reference Base	4Q16 Reference Base	2016 Reference Base
R$ million
Volume ('000 hl)	6,940.6	6,462.2	6,149.9	7,738.5	27,291.3
Net revenue	948.2	851.0	767.0	1,215.3	3,781.5
Net revenue/hl	136.6	131.7	124.7	157.0	138.6
COGS	(413.6)	(430.2)	(400.2)	(488.0)	(1,731.9)
COGS/hl	(59.6)	(66.6)	(65.1)	(63.1)	(63.5)
COGS excl. deprec.&amort.	(364.7)	(367.8)	(350.1)	(433.8)	(1,516.5)
COGS/hl excl. deprec. &amort	(52.5)	(56.9)	(56.9)	(56.1)	(55.6)
Gross profit	534.6	420.8	366.8	727.3	2,049.6
Gross margin	56.4%	49.5%	47.8%	59.8%	54.2%
SG&A excl. deprec.&amort.	(217.7)	(211.5)	(203.8)	(233.8)	(866.8)
SG&A deprec.&amort.	(38.1)	(28.3)	(28.1)	(27.3)	(121.8)
SG&A total	(255.8)	(239.8)	(231.9)	(261.1)	(988.6)
Other operating income	83.1	71.8	71.4	78.0	304.3
Normalized EBIT	362.0	252.9	206.3	544.1	1,365.3
Normalized EBIT margin	38.2%	29.7%	26.9%	44.8%	36.1%
Normalized EBITDA	449.0	343.5	284.5	625.6	1,702.6
Normalized EBITDA margin	47.3%	40.4%	37.1%	51.5%	45.0%

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 29

CAC results	1Q16 Reference Base	2Q16 Reference Base	3Q16 Reference Base	4Q16 Reference Base	2016 Reference Base
R$ million
Volume total ('000 hl)	2,765.8	2,926.4	3,091.3	3,309.2	12,092.6
Net revenue	1,236.1	1,180.0	1,126.7	1,258.4	4,801.3
Net revenue/hl	446.9	403.2	364.5	380.3	397.0
COGS	(558.5)	(517.3)	(494.3)	(538.8)	(2,108.9)
COGS/hl	(201.9)	(176.8)	(159.9)	(162.8)	(174.4)
COGS excl. deprec.&amort.	(474.3)	(457.7)	(437.1)	(465.3)	(1,834.5)
COGS/hl excl. deprec. &amort	(171.5)	(156.4)	(141.4)	(140.6)	(151.7)
Gross profit	677.7	662.8	632.4	719.6	2,692.4
Gross margin	54.8%	56.2%	56.1%	57.2%	56.1%
SG&A excl. deprec.&amort.	(341.8)	(332.8)	(299.3)	(326.7)	(1,300.6)
SG&A deprec.&amort.	(31.7)	(39.5)	(31.5)	(38.2)	(140.9)
SG&A total	(373.5)	(372.3)	(330.7)	(365.0)	(1,441.5)
Other operating income/expenses	18.1	(5.3)	(4.9)	6.9	14.8
Normalized EBIT	322.3	285.2	296.7	361.6	1,265.7
Normalized EBIT margin	26.1%	24.2%	26.3%	28.7%	26.4%
Normalized EBITDA	438.2	384.2	385.4	473.3	1,681.0
Normalized EBITDA margin	35.4%	32.6%	34.2%	37.6%	35.0%

LAS results	1Q16 Reference Base	2Q16 Reference Base	3Q16 Reference Base	4Q16 Reference Base	2016 Reference Base
R$ million
Volume ('000 hl)	8,819.7	5,999.3	7,477.8	9,860.9	32,157.7
Net revenue	2,887.5	1,733.7	2,179.7	3,113.4	9,914.3
Net revenue/hl	327.4	289.0	291.5	315.7	308.3
COGS	(984.6)	(674.2)	(788.7)	(1,026.8)	(3,474.3)
COGS/hl	(111.6)	(112.4)	(105.5)	(104.1)	(108.0)
COGS excl. deprec.&amort.	(889.0)	(574.0)	(700.2)	(897.3)	(3,060.5)
COGS/hl excl. deprec. &amort	(100.8)	(95.7)	(93.6)	(91.0)	(95.2)
Gross profit	1,902.9	1,059.5	1,391.0	2,086.6	6,440.0
Gross margin	65.9%	61.1%	63.8%	67.0%	65.0%
SG&A excl. deprec.&amort.	(624.1)	(469.8)	(499.5)	(638.6)	(2,232.0)
SG&A deprec.&amort.	(65.2)	(65.9)	(59.1)	(60.6)	(250.7)
SG&A total	(689.3)	(535.7)	(558.6)	(699.2)	(2,482.7)
Other operating income/expenses	(26.4)	(16.1)	7.1	(2.2)	(37.6)
Normalized EBIT	1,187.1	507.8	839.5	1,385.3	3,919.7
Normalized EBIT margin	41.1%	29.3%	38.5%	44.5%	39.5%
Normalized EBITDA	1,348.0	673.9	987.0	1,575.3	4,584.2
Normalized EBITDA margin	46.7%	38.9%	45.3%	50.6%	46.2%

Fourth Quarter and Full Year 2016 Results March 2, 2017 Page 30

Canada results	1Q16 Reference Base	2Q16 Reference Base	3Q16 Reference Base	4Q16 Reference Base	2016 Reference Base
R$ million
Volume ('000 hl)	1,939.6	2,994.6	2,948.3	2,372.0	10,254.5
Net revenue	1,315.6	2,030.0	1,769.4	1,346.9	6,461.9
Net revenue/hl	678.3	677.9	600.1	567.8	630.2
COGS	(431.2)	(662.1)	(586.2)	(442.6)	(2,122.1)
COGS/hl	(222.3)	(221.1)	(198.8)	(186.6)	(206.9)
COGS excl. deprec.&amort.	(401.2)	(623.1)	(552.7)	(397.7)	(1,974.6)
COGS/hl excl. deprec. &amort	(206.8)	(208.1)	(187.4)	(167.6)	(192.6)
Gross profit	884.4	1,367.9	1,183.2	904.3	4,339.7
Gross margin	67.2%	67.4%	66.9%	67.1%	67.2%
SG&A excl. deprec.&amort.	(579.4)	(692.3)	(564.1)	(453.4)	(2,289.3)
SG&A deprec.&amort.	(18.6)	(19.6)	(18.3)	(10.7)	(67.2)
SG&A total	(598.0)	(711.9)	(582.5)	(464.1)	(2,356.4)
Other operating income/expenses	(6.5)	(5.7)	(4.6)	(4.8)	(21.6)
Normalized EBIT	279.9	650.3	596.1	435.4	1,961.7
Normalized EBIT margin	21.3%	32.0%	33.7%	32.3%	30.4%
Normalized EBITDA	328.6	708.8	647.9	491.1	2,176.4
Normalized EBITDA margin	25.0%	34.9%	36.6%	36.5%	33.7%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer